UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Semiannual Period ended June 30, 2022

Rhove Real Estate 1 LLC

(Exact name as specified in its charter)

Delaware

(State or other jurisdiction of incorporation or

organization)

85-1602921

(I.R.S. Employer Identification No.)

629 N. High Street, 6th Floor

Columbus, Ohio 43215

(Address of principal executive offices) (Zip Code)

614-321-2421

(Telephone number, including area code)

Empire Series Shares, Honokea Wave Park (Kapolei) Series Shares, Washington (Sandusky) Series Shares, City Park Quad (Columbus) Series Shares

(Title of each class of securities issued pursuant to Regulation A)

In this Semi-annual Report on Form 1-SA (the “Annual Report”), the terms “Rhove Real Estate”, “we”, “us”, “our” or the “Company” refer to Rhove Real Estate 1 LLC.

THIS REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARDLOOKING

STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE ANNUAL REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS ORCIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Rhove Real Estate 1, LLC is a Delaware series limited liability company that has been formed to enable public investment into the places that they live, work, and play, and to lower the barriers to entry of commercial real estate more generally.  The Company will designate each series to invest in an individual real estate property or project by acquiring an ownership interest in the business entity that holds title to such property (such ownership interest, an “Asset”).

As a Delaware series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series are segregated and enforceable only against the assets of such series, as provided under Delaware law.

Since its formation in March 2021, the Company has been engaged in identifying and acquiring the option to purchase equity in Properties for its series, and developing the financial, offering and other materials to begin fundraising. We are considered to be an early-stage company, since we are devoting substantially all of our efforts to establishing our business and planned principal operations have only recently commenced.

Operating Results

Revenues

The Company has not generated any revenues as of June 30, 2022.

Operating Expenses

The Company incurred $60,237 in Operating Expenses for the six month period from inception through June 30, 2021. The Company incurred $125,522 in Operating Expenses for the six month period from January 1, 2022 through June 30, 2022. Each Series will be responsible for its own Operating Expenses, such as taxes, insurance, accounting, audit, filing and other fees beginning on the closing date of the Offering of such Series. In addition, the Series will reimburse the Managing Member for Offering Fees and Expenses incurred, not to exceed 3% of the offering.

Net Loss

As a result of the cumulative effect of the foregoing factors, we generated a net loss of $60,237 for the six month period from January 1, 2021 through June 30, 2021. We generated a net loss of $125,522 for six month period from January 1, 2022 through June 30, 2022.

Liquidity and Capital Resources

As of June 30, 2022, the Company has no cash or cash equivalents.

Series Offerings

During May 2022 we commenced an offering for up to 535,000 Series City Park Quad interests under the exemption from registration provided by Regulation A.   As of June 30, 2022, we had received commitments for 17,309 Series City Park Quad interests.  This offering has not yet closed and no proceeds have been drawn down.

Subsequent to June 30, 2022, we launched commenced offerings for the Empire, Honokea and Washington series. We plan to launch additional offerings of various series in the next twelve months.

Trends

Because the Company has only recently taken its products to market, the Company is unable to identify any recent trends in revenue or expenses since the latest financial year.  Thus, the Company is unable to identify any known trends, uncertainties, demands, commitments or events involving its business that are reasonably likely to have a material effect on its revenues, income from operations, profitability, liquidity or capital resources, or that would cash reported financial information in this Offering to not be indicative of future operating results or financial condition.

Critical Accounting Policies

The preparation of our financial statements in accordance with generally accepted accounting principles is based on the selection and application of accounting policies that require us to make significant estimates and assumptions about the effects of matters that are inherently uncertain.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

These financial statements present the Company’s consolidated balances and results, as well as separate financial statements for each of its Series.

Interim Unaudited Financial Information

The accompanying consolidated financial statements for the six months ended June 30, 2022 and 2021 and the related footnote disclosures are unaudited.  The unaudited interim consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the Company’s opinion, reflect all adjustments necessary to present fairly the Company’s consolidated financial position as of June 30, 2022 and the results of consolidated operations, and the cash flows for the periods ended June 30, 2022 and 2021.  The results for the six months ended June 30, 2022 are not necessarily indicative of the results to be expected for the year ending December 31, 2022 or for any other periods.

Use of Estimates

The preparation of the consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant Risks and Uncertainties

The Company has a limited operating history and has not yet generated revenue from intended operations.  The Company's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions.  A host of factors beyond the Company's control could cause fluctuations in these conditions, including but not limited to credit risk and changes to regulations governing the Company’s industry.  Adverse developments in these general business and economic conditions could have a material adverse effect on the Company's financial condition and the results of its operations.  The current COVID-19 pandemic has introduced a host of additional risks to the Company’s intended operations and could have material detrimental impact on the Company’s planned business operations.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable.  Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement).  The three levels of the fair value hierarchy are as follows:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.  Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g. quotes prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are no active).

Level 3 – Unobservable inputs for the asset or liability.  Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated balance sheet approximate their fair value.

Subscription Receivable

The Company records share issuances at the effective date.  If the contribution is not funded upon issuance, the Company records a subscription receivable as an asset on the balance sheet.  When subscription receivables are not received prior to the issuance of the financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the contributed capital is reclassified as a contra account to stockholders’ equity (deficit) on the balance sheet.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents.  The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.  As of June 30, 2022, the Company has no cash and cash equivalents.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs.  Prior to the completion of an offering, offering costs are capitalized.  The deferred offering costs are charged to member’s equity/(deficit) upon the completion of an offering or to expense if the offering is not completed.

Subject to any cap set forth in an applicable Series Designation, the following fees, costs, and expenses in connection with any initial offering and the sourcing and acquisition of a Series Asset shall be borne by the relevant Series: (a) Costs to acquire the Series Asset, (b) Brokerage fee, (c) Offering expenses, (d) Acquisition costs, (e) Operating expenses, (f) Asset management fee and (g) Sourcing fee.

Any brokerage fee, offering expenses, acquisition expenses, sourcing fee, asset management fee and operating expenses shall be allocated by the Managing Member in accordance with the allocation policy.

Organizational Costs

In accordance with FASB Accounting Standards Codification (“ASC”) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Each Series will pay or reimburse the Managing Member for all fees, costs, and expenses incurred in connection with evaluation, discovery, investigation and executing the offering, not to exceed 3% of the offering.

Income Taxes

The Company is a limited liability company and intends to be taxed as a disregarded entity.  Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members.  Therefore, no provision for income tax has been recorded in the consolidated financial statements.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statement, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities.  FASB ASC 740 also provides guidance or derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements.  The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception.  The Company is not presently subject to any income tax audit in any taxing jurisdiction.

The Company may make an election for each Series to be treated as an association taxable as a corporation or as a REIT for U.S. federal income tax purposes.  However, if the Managing Member determines in good faith that it is no longer in the best interests of the Company to continue to be qualified as a REIT, the Managing Member may authorize the Company to revoke or otherwise terminate its REIT election.

Item 2. Other Information

We have no information to disclose that was required to be in a report on Form 1-U during the semiannual period ended June 30, 2022, but was not reported.

Item 3. Financial Statements

The accompanying semiannual consolidated financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA.  Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows and members’ equity in conformity with accounting principles generally accepted in the United States of America.  Operating results for the six months ended June 30, 2022, are not necessarily indicative of the results that can be expected for the year ending December 30, 2022.

Item 4. Exhibits

Index to Exhibits

Description                         Item

Charters (including amendments) https://www.sec.gov/Archives/edgar/data/1883678/000188367822000006/charter.htm	Item 2.1
Amended And Restated Limited Liability Company Agreement https://www.sec.gov/Archives/edgar/data/1883678/000188367822000006/bylaws.htm	Item 2.2
Form of Subscription Agreement https://www.sec.gov/archives/edgar/data/1883678/000188367822000006/subscriptionagreement.htm	Item 4.1

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SIGNATURES

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the Company by the undersigned, thereunto duly authorized, in the City of Columbus, State of Ohio, on September 26, 2022.

By:  /s/ Calvin Cooper

Calvin Cooper

Chief Executive Officer (principal executive officer), Chief Financial Officer (principal financial officer and principal accounting officer), President, Managing Director, Chief Investment Officer

September 26, 2022

ACKNOWLEDGEMENT ADOPTING TYPED SIGNATURES

The undersigned hereby authenticates, acknowledges and otherwise adopts the typed signature above and as otherwise appear in this filing and Offering.

By:  /s/ Calvin Cooper

Calvin Cooper

Chief Executive Officer (principal executive officer), Chief Financial Officer (principal financial officer and principal accounting officer), President, Managing Director, Chief Investment Officer

September 26, 2022

FINANCIAL STATEMENTS

Rhove Real Estate 1, LLC
CONSOLIDATED BALANCE SHEETS

	As of June 30, 2022 (Unaudited)							As of December 31, 2021 (Audited)
	City Park Quad Series	Empire Series	Gravity Series	Honokea Series	The Washington Series	Rhove Real Estate 1, LLC	Total Consolidated Rhove Real Estate 1, LLC	Rhove Real Estate 1, LLC
ASSETS								
Current Assets								
Deferred Offering Costs	-	-	-	-	-	120,264	120,264	95,242
Total Current Assets	-	-	-	-	-	120,264	120,264	95,242
TOTAL ASSETS	$ -	$ -	$ -	$ -	$ -	$ 120,264	$ 120,264	$ 95,242
LIABILITIES AND MEMBER'S EQUITY/(DEFICIT)								
Current Liabilities								
Due to Affiliate	$ 11,741	$ 23,559	$ -	$ 16,567	$ 10,192	$ 330,846	$ 392,905	$ 242,361
Total Current Liabilities	11,741	23,559	-	16,567	10,192	330,846	392,905	242,361
Total Liabilities	11,741	23,559	-	16,567	10,192	330,846	392,905	242,361
Member's Equity/(Deficit)								
Retained Earnings	(6,496)	(18,586)	-	-	-	(122,037)	(147,119)	-
Net Income	(5,245)	(4,973)	-	(16,567)	(10,192)	(88,545)	(125,522)	(147,119)
Total Member's Equity/(Deficit)	(11,741)	(23,559)	-	(16,567)	(10,192)	(210,582)	(272,641)	(147,119)
TOTAL LIABILITIES AND MEMBER'S EQUITY/(DEFICIT)	$ 0	$ 0	$ -	$ -	$ -	$ 120,264	$ 120,264	$ 95,242

Rhove Real Estate 1, LLC
CONSOLIDATED STATEMENT OF OPERATIONS
For the six-month period ended June 30, 2022 (Unaudited)

	City Park Quad Series	Empire Series	Gravity Series	Honokea Series	The Washington Series	Rhove Real Estate 1, LLC	Total Consolidated Rhove Real Estate 1, LLC
Net Revenues	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Cost of Revenues	-	-	-	-	-	-	-
Gross Profit/(Loss)	-	-	-			-	-
Operating Expenses							
Advertising & Marketing	1,500	1,500	-	-	-	-	3,000
Dues & Subscriptions	226	226	-	-	-	516	968
Escrow Fees	3,238	1,960	-	-	-	-	5,198
Postage	-	-	-	-	15	-	15
Legal	290	290	-	4,155	10,177	(4,171)	10,741
Consulting	-	-	-	3,500	-	60,000	63,500
Accounting	-	-	-	-	-	23,923	23,923
Meals & Entertainment	-	-	-	562	-	56	619
Travel	-	998	-	8,350	-	8,212	17,559
Total Operating Expenses	5,254	4,973	-	16,567	10,192	88,536	(125,522)
Net Operating Loss	(5,254)	(4,973)	-	(16,567)	(10,192)	(88,536)	(125,522)
Net Loss	$ (5,254)	$ (4,973)	$ -	$ (16,567)	$ (10,192)	$ (88,536)	$ (125,522)

Rhove Real Estate 1, LLC
CONSOLIDATED STATEMENT OF OPERATIONS
For the six-month period ended June 30, 2021 (Audited)

	Empire Series	Gravity Series	Rhove Real Estate 1, LLC	Total Consolidated Rhove Real Estate 1, LLC
Net Revenues	$ -	$ -	$ -	$ -
Cost of Revenues	-	-	-	-
Gross Profit/(Loss)	-	-	-	-
Operating Expenses				
Advertising & Marketing	-	-	-	-
Dues & Subscriptions	-	-	-	-
Escrow Fees	-	-	-	-
Postage	-	-	-	-
Legal	-	20,384	21,029	41,413
Consulting	7,250	6,000	4,250	17,500
Accounting	-	-	700	700
Meals & Entertainment	-	-	-	-
Travel	623	-	-	623
Total Operating Expenses	7,873	26,384	25,979	(60,237)
Net Operating Loss	(7,873)	(26,384)	(25,979)	(60,237)
Net Loss	$ (7,873)	$ (26,384)	$ (25,979)	$ (60,237)

Rhove Real Estate 1, LLC
STATEMENT OF CASH FLOWS
For the six-month period ended June 30, 2021 (Audited)

	Empire Series	Gravity Series	Rhove Real Estate 1, LLC	Total Consolidated Rhove Real Estate 1, LLC
CASH FLOW FROM OPERATING ACTIVITIES				
Net Loss	$ (7,873)	$ (26,384)	$ (25,979)	$ (60,237)
Adjustments to reconcile net loss to net cash used in operating activities	-	-	-	-
Net cash used in operating activities	(7,873)	(26,384)	(25,979)	(60,237)
CASH FLOW FROM FINANCING ACTIVITIES				
Advances from Affiliate	7,873	26,384	65,132	$ 99,389
Offering Costs	-	-	(39,163)	(39,163)
Net cash provided by financing activities	7,873	26,384	25,969	60,226
Net change in cash for period	-	-	-	-
Cash at beginning of period	-	-	-	-
Cash at end of period	$ -	$ -	$ -	$ -

RHOVE REAL ESTATE 1, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

AS OF JUNE 30, 2022 (Unaudited) and DECEMBER 31, 2021 (Audited) and for the six-month periods ended June 30, 2022 (Unaudited) and June 30, 2021 (Audited)

1.ORGANIZATION

Rhove Real Estate 1, LLC (the “Company”) is a series limited liability company organized on March 30, 2021 under the laws of Delaware pursuant to Section 18-215 of the Delaware Act that has been formed to (a) promote, conduct, or engage in, directly or indirectly, any business, purpose, or activity that lawfully may be conducted by a series limited liability company organized pursuant to the Delaware Act, (b) acquire and manage interests in commercial, residential, and mixed-use real estate developments (each a “Project”).   Each such Project to be identified in the applicable “Series Designation” (one or more series as used under section 18-215 of the Delaware Act, each, a “Series”) and, to exercise all of the rights and powers conferred upon the Company and each Series with respect to its interest therein, and (c) conduct any and all activities related or incidental to the foregoing purposes. Each Series of the Company will acquire and manage an ownership interest in a Project (each such ownership interest, an “Asset”) separate and apart from the assets and liabilities of each other Series. Each Series will operate, to the extent practicable, as if it were a separate limited liability company.

As of June 30, 2022, the Company had received SEC qualification on the following series: the Empire Series and City Park Quad (Columbus) Series, and was in the process of raising capital however has not yet generated revenue.  The Company’s activities since inception have consisted of formation activities and preparations to raise capital.  Once the Company commences its planned principal operations, it will incur significant additional expenses.  The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to operationalize the Company’s planned operations or failing to operate the business profitably.

2.MEMBER’S EQUITY

The Company is managed by its sole member, Roost Enterprises, Inc., a Delaware corporation (the “Managing Member”) and each Series is managed by the Managing Member or its designee, as set forth in the Series Designation.  Pursuant to the terms of the Company’s amended and restated limited liability company operating agreement dated July 13, 2021 (the “LLC Agreement”), the Managing Member has all powers and authority of the Company and each Series and their subsidiaries shall be exercised by or under the direction of the Managing Member.   The Managing Member will provide certain management services to the Company and to each of its Series.

The Managing Member is the sole member of the Company and each Series will have multiple investor members (“Investors”) who are entitled to their pro rata share of distributions of free cash flow from the underlying Project in respect to their interest.  All interests shall constitute personal property of the owner thereof for all purposes and the member has no interest in specific assets of the Company or applicable assets of a particular Series.

The Managing Member will be responsible for directing the management of the Company’s business and affairs, managing its day-to-day affairs, and implementing its business plan.  The Managing Member and its officers will not be required to devote all their time to the Company’s business and are only required to devote such time to the Company’s affairs as their duties require.  The Managing Member has a unilateral ability to amend the LLC Agreement and the allocation policy in certain circumstances without the consent of the Investors.

Pursuant to the LLC Agreement, the Managing Member or its designee is entitled to receive compensation in exchange for the performance of asset management services, calculated for each Series, as set forth in the applicable Series Designation.

As of June 30, 2022, the following Offerings for Series Interest commitments have been received and were held in escrow:

Series	Series Interest Commitments	Funds Raised
City Park Quad	17,309	$17,309

The debts, obligations, and contract liabilities of the Company and each Series, respectively, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company and each Series, respectively, and no member of the Company and each Series, respectively, is obligated personally for any such debt, obligation, or liability.  Investors are not entitled to any voting rights, except as otherwise required under Delaware law.

Distributions

The Managing Member has sole discretion in determining what distributions, if any, are made to interest holders except as otherwise limited by law or the LLC Agreement.  The Company expects the Managing Member to make distributions from free cash flow in accordance with individual Series Designations.  However, the Managing Member may determine the amount of free cash flow of any Series for any period at any time legally available for the payment of distributions on interests of any Series.  Distributions of free cash flow are subject to certain fees and expenses as described in more detail below. Payments for operating expenses, including payments as consideration for fee services performed by the Managing Member, will first be made to the Managing Member or its designee for its management fees before any distributions to Investors.

3.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

These financial statements present the Company’s consolidated balances and results, as well as separate financial statements for each of its Series.

Interim Unaudited Financial Information

The accompanying consolidated financial statements for the six months ended June 30, 2022 and the related footnote disclosures are unaudited.  The unaudited interim consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the Company’s opinion, reflect all adjustments necessary to present fairly the Company’s consolidated financial position as of June 30, 2022 and the results of consolidated operations, and the cash flows for the periods ended June 30, 2022.  The results for the six months ended June 30, 2022 are not necessarily indicative of the results to be expected for the year ending December 31, 2022 or for any other periods.

Use of Estimates

The preparation of the consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant Risks and Uncertainties

The Company has a limited operating history and has not yet generated revenue from intended operations.  The Company's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions.  A host of factors beyond the Company's control could cause fluctuations in these conditions, including but not limited to credit risk and changes to regulations governing the Company’s industry.  Adverse developments in these general business and economic conditions could have a material adverse effect on the Company's financial condition and the results of its operations.  The current COVID-19 pandemic has introduced a host of additional risks to the Company’s intended operations and could have material detrimental impact on the Company’s planned business operations.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable.  Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement).  The three levels of the fair value hierarchy are as follows:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.  Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g. quotes prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are no active).

Level 3 – Unobservable inputs for the asset or liability.  Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated balance sheet approximate their fair value.

Subscription Receivable

The Company records share issuances at the effective date.  If the contribution is not funded upon issuance, the Company records a subscription receivable as an asset on the balance sheet.  When subscription receivables are not received prior to the issuance of the financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the contributed capital is reclassified as a contra account to stockholders’ equity (deficit) on the balance sheet.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents.  The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.  As of June 30, 2022, the Company has no cash and cash equivalents.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs.  Prior to the completion of an offering, offering costs are capitalized.  The deferred offering costs are charged to member’s equity/(deficit) upon the completion of an offering or to expense if the offering is not completed.

Subject to any cap set forth in an applicable Series Designation, the following fees, costs, and expenses in connection with any initial offering and the sourcing and acquisition of a Series Asset shall be borne by the relevant Series: (a) Costs to acquire the Series Asset, (b) Brokerage fee, (c) Offering expenses, (d) Acquisition costs, (e) Operating expenses, (f) Asset management fee and (g) Sourcing fee.

Any brokerage fee, offering expenses, acquisition expenses, sourcing fee, asset management fee and operating expenses shall be allocated by the Managing Member in accordance with the allocation policy.

Each Series will pay or reimburse the Managing Member for all fees, costs, and expenses incurred in connection with evaluation, discovery, investigation and executing the offering, not to exceed 3% of the offering.

Organizational Costs

In accordance with FASB Accounting Standards Codification (“ASC”) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Income Taxes

The Company is a limited liability company and intends to be taxed as a disregarded entity.  Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members.  Therefore, no provision for income tax has been recorded in the consolidated financial statements.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statement, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities.  FASB ASC 740 also provides guidance or derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements.  The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception.  The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Upon an initial closing of a Series, purchasing Investors will be admitted as Members of such Series and such Series will elect for treatment as a partnership for income tax purposes. The Company may make an election for each Series to be treated as an association taxable as a corporation or as a REIT for U.S. federal income tax purposes, although no such election has been made.

Series Assets

Empire Series

The Company authorized its Empire Series Designation in September 2021 and entered into a membership interest purchase agreement (“MIPA”) with Ben Eastep (“Empire Series Property Partner”) on September 14, 2021 to acquire up to 32.05% membership interest, in Empire Cooperatives, LLC, an Iowa Limited Liability Company (the “Empire Series Joint Venture”), for a purchase price of up to $500,000. The Empire Series Joint Venture holds title in fee simple to that certain twenty-seven (27) unit senior living property located at 601 22nd Avenue, Silvis, Illinois 61282 (the “Empire Series Property”).

The Empire Series Designation provides for a brokerage fee of up to 2% on the offering proceeds payable to Dalmore Group, LLC, an annual asset management fee in an amount equal 1.0% of the purchase price of the asset by the Series payable to the Managing Member, a sourcing fee equal to $5,350 not to exceed 1.0% of the offering proceeds, unless waived in part or in whole by the Managing Member in its sole discretion, and other expense allocations related to the Empire Series. The Managing Member has been designated as the asset manager and the associated management fees are to be paid to the Managing Member.

The Empire Series is planning to raise capital to finance the purchase price through the issuance of up to 535,000 Empire Series Shares (“Empire Shares”) exempt from registration under Regulation A.  Each Empire Share will have a share price of $1.

The Empire Series Property is managed by Choteau Creek Holdings LLC (“Empire Series Property Manager”). In exchange for the performance of certain property management services pursuant to a property management agreement between the Empire Series Property Manager and the Empire Series Property Partner, the Empire Series Joint Venture will pay the Empire Series Property Manager an annual fee of 5.0% of gross rent receipts collected by the Empire Series Property Manager relating to the Empire Series Property.

City Park Quad (Columbus) Series

The Company authorized its City Park Quad (Columbus) Series Designation in October 2021 and entered into a membership interest purchase agreement (“MIPA”) between the Company, BSH RE HOLD LLC, an Ohio limited liability company (“City Park Quad (Columbus) Series Property Partner”) and BSH RE SUB SIX LLC, an Ohio limited liability company (the “City Park Quad (Columbus) Series Joint Venture”) on October 21, 2021 to acquire at least 10.90% up to 54.35% membership interest in the City Park Quad (Columbus) Series Joint Venture for a purchase price of no less than $100,000 or more than $500,000. The City Park Quad (Columbus) Series Joint Venture holds title in fee simple to that certain four (4) unit multifamily property located at 571-575 ½ City Park Avenue, Columbus, Ohio 43215 (the “City Park Quad (Columbus) Property”).

The City Park Quad (Columbus) Series Designation provides for a brokerage fee of up to 2% on the offering proceeds payable to Dalmore Group, LLC, an annual asset management fee in an amount equal 1.0% of the purchase price of the asset made by the Series payable to the Managing Member, a sourcing fee equal to $5,350 not to exceed 1.0% of the offering proceeds, unless waived in part or in whole by the Managing Member in its sole discretion, and other expense allocations related to the City Park Quad (Columbus) Series. The Managing Member has been designated as the asset manager and the associated management fees are to be paid to the Managing Member.

The City Park Quad (Columbus) Series is planning to raise capital to finance the purchase price through the issuance of up to 535,000 City Park Quad (Columbus) Series Shares, exempt from registration under Regulation A.  Each City Park Quad (Columbus) Series Share will have a share price of $1.

The City Park Quad (Columbus) Series Property is managed by Housepitality LLC (“City Park Quad (Columbus) Series Property Manager”), an affiliate of City Park Quad (Columbus) Series Property Partner. In exchange for the performance of certain property management services pursuant a management agreement, the City Park Quad (Columbus) Series Property Manager will receive an annual fee of 20.0% of all short-term net rental revenues collected by the Property Manager relating to City Park Quad (Columbus) Series Property.

Honokea Wave Park (Kapolei) Series

The Honokea Wave Park (Kapolei) Series of the Company (“Honokea Wave Park (Kapolei) Series”) has been established to enable Investors to participate in the ownership of a Hawaiian surf-themed, mixed-use resort attraction anchored by a man-made 6-acre surfing cove located in Kapolei, Honolulu County, Hawaii (the “Honokea Wave Park (Kapolei) Series Property”). The Honokea Wave Park (Kapolei) Series Property will be developed, owned, and operated by Honokea Kalaeloa, LLC, a Delaware limited liability company (the “Honokea Wave Park (Kapolei) Series Joint Venture” or “Honokea Wave Park (Kapolei) Series JV”). The Honokea Wave Park (Kapolei) Series JV is managed by HK Management, LLC, a Hawaii limited liability company (the “Honokea Wave Park (Kapolei) Series JV Manager” or “Honokea Wave Park (Kapolei) Series Property Partner”), which has broad authority to make decisions on most Honokea Wave Park (Kapolei) Series JV actions. On July 5, 2022, we entered into a contingent purchase agreement (the “PSA”) to acquire a newly-issued minimum 4.76% to a maximum 9.52% preferred membership interest in the Honokea Wave Park (Kapolei) Series JV (such interest, the “Asset”) for a purchase price ranging from a minimum of $100,000 to a maximum of $200,000.

The Honokea Wave Park (Kapolei) Series Property Partner intends to use the proceeds of this Offering to capitalize the Honokea Wave Park (Kapolei) Series Property’s predevelopment budget, which would pay for predevelopment activities to include acquiring a long-term land lease from the Hawaii Community Development Authority (HCDA) and paying for entitlements and approval of construction permits at the Honokea Wave Park (Kapolei) Series Property site, located on 9.1 acres at the northwest quadrant of Coral Sea Road and Long Island Street, Kapolei, Hawaii. Upon completion of the 18-22-month predevelopment phase, the Honokea Wave Park (Kapolei) Series Property Partner intends to capitalize the Honokea Wave Park (Kapolei) Series Property’s projected $155 million development and construction budget with a combination of debt, equity, and special purpose revenue bonds issued by the Hawaii State Legislature.

The Washington (Sandusky) Series

The Washington (Sandusky) Series of the Company (“Washington (Sandusky) Series”) has been established to enable Investors to participate in the ownership of a nine (9) unit multifamily property located at 333 East Washington Street, Sandusky, Ohio 44870 (the “Washington (Sandusky) Series Property”). The Washington (Sandusky) Series Property is currently owned in fee simple by Name One, Yellowstone LLC, an Ohio limited liability company (the “Washington (Sandusky) Series Joint Venture” or “Washington (Sandusky) Series JV”). The Washington (Sandusky) Series JV is managed by Brent Zimmerman (the “Property Partner”). On June 1, 2022, Washington (Sandusky) Series entered into a contingent membership interest purchase agreement (“MIPA”) to acquire a newly-issued 15% membership interest in the JV (the “Series Asset”).

Originally built in 1890, the Washington (Sandusky) Series JV acquired the Washington (Sandusky) Series Property on September 23, 2020 and subsequently spent approximately $2.4 million in renovations to preserve the Washington (Sandusky) Series Property’s historic charm while incorporating modern features and amenities for use as a short-term rental property. Gross living area is approximately 7,200 square feet, comprised of eight one-bedroom units and one four-bedroom unit located on 0.22 acres in the downtown business district of Sandusky, Ohio. The JV completed renovations in March 2022 and entered into a short-term rental management agreement with Airriva, LLC, an Ohio limited liability company (the “Washington (Sandusky) Series Property Manager”). The Washington (Sandusky) Series Property Manager commenced short-term rental operations in April 2022.

4.GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company is a business that has not commenced planned principal operations and has not generated revenues or profits since inception. The Company holds no liquid assets and is dependent upon its Managing Member for continued payment of its obligations.  The Company has a member’s deficit of $272,641 as of June 30, 2022. The Company’s ability to continue as a going concern for the next twelve months is dependent upon the Company’s ability to raise sufficient capital from outside investors and deploy such to produce profitable operating results.  No assurance can be given that the Company will be successful in these efforts.  These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.  The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

5.RELATED PARTY TRANSACTIONS

The Managing Member or its designee is entitled to payment as consideration for the performance of asset management services, calculated for each Series, as set forth in the applicable Series Designation.

The Managing Member or its affiliate is entitled to payment as consideration for the performance of sourcing a Series Asset, as specified in each Series Designation.

Subject to any cap set forth in the applicable Series Designation, each Series shall be responsible for payment (or reimbursement to the Managing Member) of its own acquisition costs, brokerage fees, operating expenses, asset management fee, sourcing fee, offering costs, dissolution costs, and costs to acquire assets.

No payment has been made to the Managing Member for the period from March 30, 2021 (inception) to June 30, 2022.

Due to Affiliate

Due to affiliate represents expenses paid for on behalf of the Company by a related party, Roost Enterprises Inc., the Company’s Managing Member.  The outstanding payables for each entity as of June 30, 2022 are as follows: $11,741 for City Park Quad Series, $23,559 for Empire Series, $16,567 for Honokea Series, $10,192 for The Washington Series and $330,846 for Rhove Real Estate 1, LCC.  These payables do not bear interest and are considered due on demand.

6.RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, “Leases” (Topic 842).  This ASU requires a lessee to recognize the right-of-use asset and a lease liability under most operating leases in its balance sheet.  The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years.  The management is continuing to evaluate the impact of this new standard on the Company’s financial reporting and disclosures.

In October 2016, FASB issued ASU 2016-16, “Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other than Inventory”, which eliminates the exception that prohibits the recognition of current and deferred income tax effects for intra-entity transfers of assets other than inventory until the asset has been sold to an outside party.  The updated guidance is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years.  Early adoption of the update is permitted.  Management believes that the adoption of ASU 2016-16 has no impact on the Company’s consolidated financial statements and disclosures.

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350), simplifying Accounting for Goodwill Impairment (“ASU 2017-04”).  ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment.  A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill.  The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020.  For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years.  The adoption of ASU 2017-04 will have on the Company’s consolidated financial statements.

In June 2018, the FASB issued ASU No. 2018-07, Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”).  ASU 2018-07 eliminates the separate accounting model for nonemployee share-based payment awards and generally requires companies to account for share-based payment transactions with nonemployees in the same way as share-based payment transactions with employees.  The accounting remains different for attribution, which represents how the equity-based payment cost is recognized over the vesting period, and a contractual term election for valuing nonemployee equity share options.  ASU 2018-07 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018 with early adoption permitted.  The Company has adopted this standard effective at its inception date.

In August 2018, the FASB issued Accounting Standards Update (ASU) 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement”, which changes the fair value measurement disclosure requirements of ASC 820. This update is effective for fiscal years beginning after December 15, 2019, and for interim periods within those fiscal years.  The adoption of ASU 2018-13 did not have a material impact on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract (“ASU 2018-15”).  ASU 2018-15 requires a customer in a cloud computing arrangement that is a service contract to follow the internal-use software guidance in ASC 350-40 to determine which implementation costs to defer and recognize as an asset.  The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019.  For all other entities, the amendment is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021.  The adoption of this standard did not have significant impact on the Company’s consolidated financial statement.

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity (“ASU 2020-06”), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements.  Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium.  As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt.  The new guidance also requires use of the “if-converted” method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company’s current accounting treatment under the current guidance.  The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year.  The Company is currently evaluating the impact the adoption of ASU 2020-06 will have on the Company’s consolidated financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements.  As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

7.COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business.  The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

The Company’s Managing Member entered into a legal agreement with Almerico Law on April 4, 2021.  This agreement includes deferred legal fees to be paid as follows: $40,000 in fees will be paid after $1,000,000 is raised in any Regulation A offering and an additional $60,000 will be paid after the Company has raised $2,000,000 in any Regulation A offering.

8.SUBSEQUENT EVENTS

Management has evaluated all subsequent events through September 21, 2022, the date the consolidated financial statements were available to be issued.  Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements, except as set forth below.

The Company filed an amended offering circular on August 22, 2022, which included two new Series, Honokea Wave Park (Kapolei) Series and The Washington (Sandusky) Series.  Qualification was received on Friday, September 2, 2022 for this updated offering.

Empire Series

As of September 21, 2022, we have received commitments for 6,615 Empire Series interests for our Regulation A+ offering.  As of September 12, 2022, 4,698 of those interests have closed.

City Park Quad (Columbus) Series

As of September 21, 2022, we have received commitments for 34,277 City Park Quad (Columbus) Series interests for our Regulation A+ offering that had not yet closed.

Honokea Wave Park (Kapolei) Series

As of September 21, 2022, we have received commitments for 651 Honokea Wave Park (Kapolei) Series interests for our Regulation A+ offering that had not yet closed.